# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Monster Beverage Corp, CIK 0000865752
CUSIP: 61174X109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 MONSTER WAY, CORONA, United States (X1), 92879
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001109448

## Reporting persons
- AllianceBernstein L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 46,948,158; shared voting power 0; sole dispositive power 49,048,392; shared dispositive power 22,984; aggregate amount beneficially owned 49,113,206 (5% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Monster Beverage Corp
Address of issuer's principal executive offices: 1 MONSTER WAY, CORONA, CA 92879

## Item 2. Person Filing
Name of person filing: AllianceBernstein L.P. ("AllianceBernstein L.P.")
Address of principal business office or, if none, residence:
501 Commerce Street, Nashville, TN 37203
All media outlets, please contact Jennifer Will at AllianceBernstein (212-969-1157) with any questions. All other questions can be directed to Section13USFilings@alliancebernstein.com.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
49,113,206 shares acquired solely for investment purposes on behalf of client discretionary investment advisory accounts.*

*AllianceBernstein L.P. is a majority owned subsidiary of Equitable Holdings, Inc. ("EQH"). AllianceBernstein operates under independent management and makes independent decisions from EQH and its respective subsidiaries, and EQH calculates and reports beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the Securities and Exchange Commission in Release Number 34-39538 (January 12, 1998).
Percent of class: 5.0
Sole power to vote or to direct the vote: 46,948,158
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 49,048,392
Shared power to dispose or to direct the disposition: 22,984

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AllianceBernstein L.P.: Melissa Guerra, Vice President (11/14/2024)